1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

April 8, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kenneth Ellington, Division of Investment Management

Re:	KKR Income Opportunities Fund (the “Fund”)

(File Nos. 811-22543 and 333-219679)

Dear Mr. Ellington:

In a March 24, 2022 telephone conversation, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Fund’s Form N-CSR filing, as filed by the Fund on January 6, 2022, for the fiscal year ended October 31, 2021. A summary of the Staff’s comments, along with the Fund’s responses, is set forth below.

Comment 1. Please ensure that all investments are included in the Schedule of Investments in future filings, including investments in money market funds, in accordance with Article 12-12 of Regulation S-X.

Response 1. In future filings, the Fund will include all of its investments in the Schedule of Investments, including investments in money market funds, in accordance with Article 12-12 of Regulation S-X.

Comment 2. It appears that a significant amount of the Fund’s investments pay interest in kind. Please confirm that any categories of other income (including non-cash dividends/income for payment-in-kind (“PIK”) interest) that exceeds 5% of total expenses have been separately identified in accordance with Article 6-07.1 of Regulation S-X.

Response 2. The Fund respectfully notes that for the fiscal year ended October 31, 2021, PIK interest income only comprised approximately 3% of the Fund’s total investment income. The Fund confirms that it will continue to monitor to ensure that any categories of other income (including non-cash dividends/income for payment-in-kind (“PIK”) interest) that exceeds 5% of total expenses are separately identified in accordance with Article 6-07.1 of Regulation S-X.

Comment 3. For each security the Fund holds that pays a combination of cash and PIK interest, please disclose both the cash and PIK rates in the security description or in a footnote to the Schedule of Investments, in accordance with AICPA Audit Risk Alert—Investment Companies 2013/2014.

Response 3. In future filings, the Fund will include, for each security the Fund holds that pays a combination of cash and PIK interest, both the cash and PIK rates in the security description or in a footnote to the Schedule of Investments.

Comment 4. According to the notes to the financial statements, the Fund has certain commitments and contingencies; however, the balance sheet does not contain disclosure (either by including an amount or by a line item that references the note in the financial statements). Please explain why this disclosure was omitted from the balance sheet (see Article 6-04.15 of Regulation S-X).

Response 4. In future filings, the Fund will include a cross reference in the balance sheet to the relevant note in the financial statements that addresses commitments and contingencies.

Comment 5. Please disclose the term of office of the trustees and officers in the trustees and officers section of the annual report. See Item 24.4(e) of Form N-2.

Response 5. In future filings, the Registrant will include the term of office of the trustees and officers in the trustees and officers section of the annual report.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld